Market-Linked Step Up Notes

	Market-Linked Step Up Notes Linked to an International Equity Index Basket	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Deutsche Bank AG (“Deutsche Bank”), London Branch
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	An international equity index basket composed of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the Hang Seng® Index (Bloomberg symbol: “HSI”). The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 7.50% and the Hang Seng® Index will be given an initial weight of 5.00%
Payout Profile at Maturity

•  If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•  If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•  1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	[112.00% to 118.00%] of the starting value of the Market Measure, to be determined on the pricing date
Step Up Payment	[$1.20 to $1.80] per unit, a [12.00% to 18.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the starting value of the Market Measure.
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1159508/000095010318002620/dp87415_424b2-tssun119.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•	Payments on the notes, including any repayment of principal, are subject to Deutsche Bank’s credit risk and any resolution measure imposed by its competent resolution authority, and any actual or perceived changes in its creditworthiness are expected to affect the value of the notes. If Deutsche Bank becomes insolvent, is unable to pay its obligations, or any resolution measure becomes applicable to it, you may lose your entire investment.

•	Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	Your return on the notes may be affected by factors affecting international securities markets, specifically changes in the countries represented by the Basket Components. In addition, although you will not obtain the benefit of any increase in the value of the currencies the Basket Components are calculated in against the U.S. dollar during the term of your notes that you would have received if you had owned the securities included in the Basket Components, the value of the notes may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Deutsche Bank AG has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the Securities and Exchange Commission for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC.website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-206013
Date February 28, 2018

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